

PUBLIC

SEC 17016604
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prevail Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

North Naples Corporate Center, Collier Center Way, Suite 203B
(No. and Street)

Naples	FL	34110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Prevail Capital LLC

Statement of Financial Condition

DECEMBER 31, 2016

Prevail Capital LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Prevail Capital, LLC

We have audited the accompanying statement of financial condition of Prevail Capital, LLC (the "Company") as of December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prevail Capital, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2017

Prevail Capital LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2016
ASSETS		
Cash	$	36,719
Receivable from client	$	14,572
Prepaid expenses and other assets		4,413
Total assets	$	55,704
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	25,040
Total liabilities		25,040
Member's Equity		30,664
Total liabilities and member's equity	$	55,704

See accompanying notes to financial statements.

PREVAIL CAPITAL, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Prevail Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients, particularly clients with EB-5 projects. The Company is a single member limited liability company; the single member (the "Member") is Rapid USA EB-5 Capital LLC, a Florida limited liability company. The Company was organized under the laws of the State of Delaware on July 8, 2005. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Revenue Recognition:
The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes:

The Company does not record a provision for income taxes because the Member reports its share of the Company's income or loss on its income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2013.

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in

such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

NOTE 4 – CONCENTRATION OF BUSINESS

The Company earned a 100% of its advisory fee revenues from two clients in 2016.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $11,679, which was $6,679 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.14 to 1.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company reimbursed the Member $9500 for certain professional services and conference-related expenses. The Company also reimbursed the Member $3800 for rent and occupancy expenses. In addition, the Company recorded expenses of $800 for rent and $440 for technology that were allocated to the Company by the Member. These latter two amounts were not paid, the debt was forgiven, and the balance formerly owed included as a capital contribution. There are no other transactions with related parties of the firm.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2017, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.